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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 31901

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2013** AND ENDING **DECEMBER 31, 2013**
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **CAREY FINANCIAL, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 ROCKEFELLER PLAZA
(No. and Street)

NEW YORK   **NEW YORK**   **10020-1605**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID G. TERMINE   **(212) 492-1100**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS LLP
(Name – if individual, state last, first, middle name)

300 MADISON AVENUE   **NEW YORK**   **NEW YORK**   **10017**
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OF AFFIRMATION

I, _____**Mark J. DeCesaris**_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____**CAREY FINANCIAL, LLC**_____, as of _____**DECEMBER 31**_____, 20 **13** , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

RICHARD J. PALEY
Notary Public, State of New York
No. 02PA5065044
Qualified in Westchester County
Commission Expires Sept. 16, 2014

Signature

Notary Public

CHAIRMAN OF THE BOARD
Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Member's Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Supplemental Computation of Net Capital under Rule 15c3-1.
- ☐ (h) Supplemental Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c-3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Carey Financial, LLC
Financial Statements
Index
December 31, 2013



Independent Auditor's Report

To the Board of Directors and Manager of
Carey Financial, LLC

We have audited the accompanying statement of financial condition of Carey Financial, LLC as of December 31, 2013.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us



Opinion

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Carey Financial, LLC at December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

As discussed in Note 5 to the statement of financial condition, Carey Asset Management Corp., the Company's parent company, has agreed to fund losses of the Company as necessary to continue normal business operations and to keep the Company within FINRA's capital requirements.

PricewaterhouseCoopers LLP

New York, New York
February 27, 2014

Carey Financial, LLC
Statement of Financial Condition
December 31, 2013

Assets

Cash and cash equivalents	$ 2,642,984
Due from affiliates	1,056,232
Fixed assets, net of accumulated depreciation	36,350
Other assets	476,730
Total assets	$ 4,212,296

Liabilities and Member's Equity

Payable to affiliate	$ 139,100
Accrued compensation expenses	1,714,589
Other accrued expenses	1,134,329
Total liabilities	2,988,018
Commitments and contingencies	-
Common stock, $1.00 par value; authorized, 10,000 shares; issued and outstanding, 1,000 shares	1,000
Additional paid-in capital	65,013,135
Accumulated deficit	(63,789,857)
Total member's equity	1,224,278
Total liabilities and member's equity	$ 4,212,296

The accompanying notes are an integral part of the financial statement.

Carey Financial, LLC
Notes to Financial Statements
December 31, 2013

1. Organization

Carey Financial, LLC (the "Company") is registered as a broker-dealer with the Securities and Exchange Commission (the "Commission") and the Financial Industry Regulatory Authority ("FINRA"). Carey Asset Management Corp. ("CAM") is the sole owner of the Company and a wholly owned subsidiary of W. P. Carey Inc. ("WPC"). The Company's primary business activity during 2013 was as the sales agent for Corporate Property Associates 17-Global Incorporated ("CPA®:17 – Global"), Corporate Property Associates 18-Global Incorporated ("CPA®:18 – Global") and Carey Watermark Investors Incorporated ("CWI"), (together, the "Managed REITs"), all Maryland corporations affiliated with WPC that qualified as Real Estate Investment Trusts ("REITs").

2. Significant Accounting Policies

Basis of Presentation
The accompanying financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Cash Equivalents
The Company considers all short-term, highly liquid investments that are both readily convertible to cash and have a maturity of three months or less at the time of purchase to be cash equivalents. All of the Company's cash and cash equivalents at December 31, 2013 was held in one bank account and is above the limit insured by the Federal Deposit Insurance Corporation ("FDIC"), an independent agency of the United States government that insures deposits in banks and thrift institutions of up to $250,000.

Income Taxes
The accounts of the Company are included in the consolidated tax return of CAM. For separate financial statement purposes, income taxes are computed on a separate company basis under which the Company computes its current and deferred taxes as if it were a separate taxpayer. To the extent that net deferred tax assets (including net operating losses) are generated by the Company, which cannot be utilized on a separate company basis, a valuation allowance is established.

We have evaluated our tax positions in accordance with the authoritative guidance for accounting for uncertainty in income taxes Accounting Standards Codification 740 and determined that no reserve for uncertain tax positions is needed. As of December 31, 2013, the tax years that are open for examination are 2010 through 2013.

Use of Estimates
The preparation of the accompanying financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statement. Actual results could differ from estimates.

3. Regulatory Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital of the greater of $5,000 or 6-2/3% of its aggregate indebtedness, as defined of $199,201. At December 31, 2013, the Company had net capital, as defined of $449,157 and excess net capital, as defined of $150,355. The Company's net

capital ratio ("aggregate indebtedness" to "net capital" as defined under the Rule) at December 31, 2013 was 6.65 to 1.

The Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934 under paragraph (k)(2)(i) as it does not maintain customer accounts, nor does it hold securities for customers.

4. **Income Taxes**

In the year ended December 31, 2004 and in the period from January 1, 2005 through June 30, 2005, the Company had net operating losses in excess of those amounts which could be carried back. In 2005, the Company converted from a C-corporation to a limited liability company (LLC) with a single owner, CAM. Upon conversion, the Company would not be able to utilize its NOL carryforward generated while a C-corporation unless it is able to generate taxable income on a stand alone basis. The Company's taxable income or loss is included in the income tax filing of its single owner, CAM. The current year tax loss generated by the Company is being used to offset income reported in CAM's consolidated tax return. Based on the fact that the Company has historically generated pre-tax book losses, the Company believes it is more likely than not that the deferred tax asset related to NOL carryforwards will not be realized. Therefore, the Company has recorded a deferred tax asset of approximately $29,668,500 and a valuation allowance for the entire amount of the deferred tax asset. These net operating loss carryforwards will expire in 2025-2033.

5. **Related-Party Transactions**

WPC and its affiliates have provided the Company with administrative personnel, facilities and services as have been required in the normal conduct of the Company's business for the year ended December 31, 2013. CAM charged a portion of the salaries and other compensation of their employees who work directly on activities for the Company.

CAM has agreed to fund losses of the Company as necessary to continue normal business operations and to keep the Company within FINRA capital requirements. During 2013, the Company received $12,450,000 of contributed capital from CAM.

Due from affiliates includes commissions and dealer manager fees from CPA®:17 – Global, CPA®:18 – Global and CWI as well as the Shareholder Servicing Fee due from CPA®:18 – Global. Payable to affiliate represents certain compensation reimbursements due to CAM.

6. **Commitments and Contingencies**

In the normal course of business, the Company is involved in various claims and legal proceedings. The results of these matters are not expected to have a material adverse effect on the Company's financial position or results of operations.

7. **Subsequent Events**

In preparing the financial statements, the Company evaluated subsequent events occurring through February 27, 2013, the date the financial statements were issued, in accordance with the Company's procedures related to disclosures of subsequent events.